October 5, 2006


By facsimile to (352) 473-6572 and U.S. Mail


Mr. Howard W. Kelley
Chairman
American Access Technologies, Inc.
6670 Spring Lake Road
Keystone Heights, FL 32656

Re:	American Access Technologies, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed September 15, 2006
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2005
	File No. 0-24575

Dear Mr. Kelley:

      We limited our review of the filing to the issues addressed in our comments. Where indicated, we think that you should revise the filing in responses to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Pre14A

1. We note that American Access Technologies, Inc. or AATK is requesting stockholders` approval of an amendment to its articles of incorporation to increase the number of authorized shares of common
stock from 30 million to 200 million.  Other than reserving
3,722,000
shares of common stock for possible issuance upon the exercise of outstanding stock options and 156,700 shares for possible issuance upon the exercise of common stock purchase warrants, disclosure in the preliminary proxy statement states that AATK has no other agreements or obligations to issue its common stock. Disclosure in the current report on Form 8-K dated and filed by AATK on July 6, 2006 states, however, that:

* AATK has signed a letter of intent to combine with M&I Electric
Industries, Inc. or M&I Electric and expects to complete a share exchange transaction in the third quarter of 2006.

* It is anticipated the business combination will be completed by the issuance of AATK common stock in exchange for the outstanding shares of M&I Electric and will result in the current shareholders of M&I Electric holding 80% of the total shares of AATK common stock to be outstanding after the closing.

	Please reconcile the disclosures.

2. If a purpose of the stockholders` proposal is to have an adequate number of authorized and unissued shares of common stock for issuance in the share exchange transaction with M&I Electric, the proposal "involves" the transaction with M&I Electric. If so, provide the information required by Item 14 of Schedule 14A. See note A to
Schedule 14A.

10-KSB

Item 8A.  Controls and Procedures

3. Since a material weakness existed in AATK`s internal controls over the valuation of inventory, disclose in reasonable detail the basis for its officers` conclusions that AATK`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. See Item 308(a)(3) of Regulation S-B.

4. Disclose by whom the material weakness was identified and when the material weakness first began.

5. We note the statement "Disclosure controls and procedures are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports...is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." Revise to clarify, if true, that AATK`s management, including its chief executive officer and its chief financial officer, concluded that AATK`s disclosure controls and procedures are designed and effective to ensure that information required to be disclosed by AATK in the reports that it files or submits under the Exchange Act:

* Is recorded, processed, summarized, and reported within the time periods specified in the Commission`s rules and regulations.

* Is accumulated and communicated to AATK`s management, including its chief executive officer and its chief financial officer, to allow timely decisions on required disclosure.

See Rule 13a-15(e) under the Exchange Act.

6. We note the statement "With the exception of the material weakness noted above, there were no other changes in our internal control over financial reporting during 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Revise to state clearly, if correct, that there were changes in AATK`s internal control over financial reporting that occurred during its fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, AATK`s internal control over financial reporting. See Item 308(c) of
Regulation S-B.

Closing

	File a revised Pre14A and an amendment to the 10-KSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since AATK and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from AATK in which AATK acknowledges that:

* AATK is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* AATK may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that AATK provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





   Pamela A. Long
					      Assistant Director



Mr. Howard W. Kelley
October 5, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE